SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2006

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

7th November 2006

OCTOBER 2006 TRAFFIC

Passenger activity

➢	5.6% growth in traffic with load factor maintained at the high level of 81.4%
➢	Further increase in unit revenue

Passenger operations

Air France-KLM’s activity remained strong during October, with traffic rising 5.6% on 6.0% higher capacity. The load factor remained at the high level of 81.4% (-0.3 points). The Group carried over 6.4 million passengers, up 5.9%.

As in previous months, the Group posted a further sustained increase in yield in October, thanks to a rise in average revenue per passenger in all segments.

-	On the Americas, traffic grew by 3.7% in line with capacity (+3.8%). The load factor remained at the very high level of 86.7% (-0.1 point).

-	Activity on the Asian routes remained buoyant with traffic rising 10.0% on 9.7% higher capacity. The load factor reached 88.4% (up 0.2 points).

-	On the Africa & Middle-East network, the increase in traffic remained strong (+9.8%) in line with the increase in capacity (+9.0%). The load factor stood at 76.3%, up 0.6 points.

-	On the Caribbean & Indian Ocean sector, traffic was down 6.2% while capacity decreased by 2.3%. The load factor slipped 3.3 points to 79.5%.

-	Activity on the European network remained particularly strong with traffic up by 7.5% in line with capacity (+7.6%). The load factor stood at 71.8% (-0.1 points).

Cargo operations

In October, cargo traffic remained stable (-0.1%) on 1.0% higher capacity. The cargo load factor decreased 0.7 points to 67.7%.

Internet site: www.airfranceklm-finance.com

Investor contact: Dominique Barbarin – +33 (0)1 41 56 88 60 – dobarbarin@airfrance.fr

Analyst contact: Fabrice Andriveau – +33 (0)1 41 56 72 59 – faandriveau@airfrance.fr

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STATISTICS

Passenger activity (in millions)
	October			Cumulative
Total Group	2006	2005	%	2006-07	2005-06%
Passengers carried (000s)	6,403	6,043	6.0%	45,072	42,700	5.6%
Revenue pax-kilometers (RPK)	17,014	16,118	5.6%	120,210	113,124	6.3%
Available seat-kilometers (ASK)	20,914	19,735	6.0%	145,481	138,230	5.2%
Load factor (%)	81.4%	81.7%	(0.3)	82.6%	81.8%	0.8

Europe (including France)
Passengers carried (000s)	4,546	4,269	6.5%	31,797	30,167	5.4%
Revenue pax-kilometers (RPK)	3,549	3,303	7.5%	25,385	23,678	7.2%
Available seat-kilometers (ASK)	4,941	4,592	7.6%	34,095	32,351	5.4%
Load factor (%)	71.8%	71.9%	(0.1)	74.5%	73.2%	1.3

America (North and South)
Passengers carried (000s)	766	743	3.0%	5,496	5,258	4.5%
Revenue pax-kilometers (RPK)	5,637	5,436	3.7%	40,133	38,345	4.7%
Available seat-kilometers (ASK)	6,502	6,263	3.8%	45,432	43,829	3.7%
Load factor (%)	86.7%	86.8%	(0.1)	88.3%	87.5%	0.8

Asia / Pacific
Passengers carried (000s)	450	406	10.8%	3,052	2,697	13.1%
Revenue pax-kilometers (RPK)	3,919	3,564	10.0%	26,430	23,692	11.6%
Available seat-kilometers (ASK)	4,433	4,039	9.7%	30,077	27,528	9.3%
Load factor (%)	88.4%	88.2%	0.2	87.9%	86.1%	1.8

Africa / Middle East
Passengers carried (000s)	421	391	7.7%	3,026	2,835	6.7%
Revenue pax-kilometers (RPK)	2,275	2,072	9.8%	15,939	14,660	8.7%
Available seat-kilometers (ASK)	2,984	2,738	9.0%	20,568	18,805	9.4%
Load factor (%)	76.3%	75.7%	0.6	77.5%	78.0%	(0.5)

Caribbean / Indian Ocean
Passengers carried (000s)	220	234	(5.8%)	1,702	1,743	(2.3%)
Revenue pax-kilometers (RPK)	1,634	1,742	(6.2%)	12,323	12,748	(3.3%)
Available seat-kilometers (ASK)	2,054	2,103	(2.3%)	15,309	15,716	(2.6%)
Load factor (%)	79.5%	82.9%	(3.3)	80.5%	81.1%	(0.6)

Cargo operations (in millions)
	October			Cumulative
Total Group	2006	2005	%	2006-07	2005-06%
Revenue tonne-km (RTK)	975	975	(0.1%)	6,406	6,226	2.9%
Available tonne-km (ATK)	1,440	1,426	1.0%	9,818	9,612	2.1%
Load factor (%)	67.7%	68.4%	(0.7)	65.3%	64.8%	0.5

Europe (including France)
Revenue tonne-km (RTK)	7	8	(9.3%)	48	50	(5.3%)
Available tonne-km (ATK)	48	47	3.0%	337	334	0.9%
Load factor (%)	14.3%	16.3%	(1.9)	14.1%	15.0%	(0.9)

America (North & South)
Revenue tonne-km (RTK)	329	326	1.0%	2,164	2,122	2.0%
Available tonne-km (ATK)	475	483	(1.5%)	3,263	3,345	(2.4%)
Load factor (%)	69.2%	67.5%	1.7	66.3%	63.4%	2.9

Asia / Pacific
Revenue tonne-km (RTK)	490	507	(3.4%)	3,212	3,185	0.8%
Available tonne-km (ATK)	683	668	2.3%	4,592	4,366	5.2%
Load factor (%)	71.7%	75.9%	(4.2)	69.9%	73.0%	(3.0)

Africa / Middle East
Revenue tonne-km (RTK)	96	86	11.8%	647	555	16.7%
Available tonne-km (ATK)	150	141	6.3%	1,054	958	10.0%
Load factor (%)	64.4%	61.3%	3.2	61.4%	57.9%	3.5

Caribbean / Indian Ocean
Revenue tonne-km (RTK)	52	49	7.6%	336	314	7.0%
Available tonne-km (ATK)	84	88	(4.6%)	571	609	(6.1%)
Load factor (%)	62.5%	55.4%	7.1	58.8%	51.6%	7.2

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Forward-looking statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward looking statements. which include. but are not limited to. statements concerning the financial condition. results of operations and business of Air France KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks. uncertainties and other factors. many of which are outside of Air France-KLM’s control and are difficult to predict. that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including. among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers. suppliers and strategic partners; increases in aircraft fuel prices; and other economic. business. competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France-KLM’s Securities and Exchange Commission filings. including its Annual Reports on Form 20-F for the year ended March 31, 2006. Air France-KLM undertakes no obligation to update or revise any forward-looking statement. whether as a result of new information. future events or otherwise.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN AIR FRANCE KLM’S REGISTRATION STATEMENT ON FORM F-3 (REGISTRATION STATEMENT NO. 333-114188). AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED. TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: November 7, 2006	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations